As filed with the Securities and Exchange Commission on September 15, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  Excelsior Global Private Markets Fund II (Master), LLC

Address of Principal Business Office (No. & Street, City, State, ZIP Code):

100 Federal Street
Boston, MA  02110

Telephone Number (including area code):  (866) 921-7951

Name and address of agent for service of process:

Marina Belaya, Esq.
c/o Bank of America
114 West 47th Street
NY8-114-09-02
New York, NY  10036

Copy to:
Timothy F. Silva, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES   [X]                                                      NO      [  ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on September 15, 2010.

Attest:	EXCELSIOR GLOBAL PRIVATE MARKETS
FUND II (MASTER), LLC

/s/ Marina Belaya	/s/ Steven L. Suss_____________________
Name: Marina Belaya	Name:	Steven L. Suss
Title: Assistant General Counsel, BACA	Title:	Sole Member